Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of February 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: February 27, 2006

List of materials

Documents attached hereto:


i) Sony announces Sony to Separate a Part of its Business to Establish a Joint Venture Company With NEC Corporation for Optical Disc Drive Business



                                              Sony Corporation
                                              6-7-35 Kitashinagawa,
                                              Shinagawa-ku
                                              Tokyo, 141-0001
                                              Japan


                                              February 27, 2006




  Sony to Separate a Part of its Business to Establish a Joint Venture Company
              With NEC Corporation for Optical Disc Drive Business


Sony Corporation ("Sony") agreed to establish a joint venture company with NEC Corporation ("NEC") for Optical Disc Drive Business, and decided to separate and transfer the operation of Optical Disc Drive Business to a newly established company, Sony NEC Optiarc Inc. on April 3, 2006.

1. Purpose of the separation

   Sony aims to strengthen its business in the rapidly expanding optical disc drive market through the timely delivery of highly reliable and competitive products.

   By partitioning our optical disc drive business and merging with the optical disc drive operations of NEC, we believe that the technological and human resources strengths of both companies will be maximized and the new joint venture company will make an effective and speedy business start.

2. Overview of the separation

     (1) Schedule of the separation

         February 27, 2006   Approval of separation plan
         April 1, 2006       Date of separation
         April 3, 2006       Registration of separation

         *Pursuant to the provisions of Clause 1 of Article 374-6 of the Commercial Code, Sony shall perform the separation without approval of the separation agreement by its shareholders.

         **Consummation of the establishment the joint venture company remains subject to approvals of any governmental or regulatory authorities required in Japan and other countries.

     (2) Method of the separation

     1. Method

        Sony will separate a part of its business and the new company, Sony NEC Optiarc Inc. will take over the separated part of the business.

     2. Reason for adopting this method

       This method was chosen because it was determined to be the most efficient means by which to transfer the relevant business.

     (3)Allocation of shares

        The new company will issue 40,000 shares of common stock, and will allocate 22,000 shares to Sony and 18,000 shares to NEC.

     (4) Rights and obligations to be taken over by the new company

         The following items (i) and (ii) will be taken over by the new company.
         (i) Cash, inventories, property, plant and equipment and intangible assets belong to the Optical Disc Drive Business of Sony

        (ii) Rights, obligations and entitlement under the contracts which relate only to the Optical Disc Drive Business of Sony as well as the rights, obligations and entitlement under the individual contracts based upon such contracts and any accompanying rights and obligations

         The new company will not take over the employment agreements between the employees belong to the Optical Disc Business and Sony.

     (5) Prospects of paying debt obligations

         Based on the projected financial statement as of September 30, 2005, both Sony and new company have significantly more assets than liabilities. Additionally, both companies are expected not to post any significant matters from their operations after the separation that are serious enough to affect their financial capability to pay their respective debt obligations. Therefore, Sony believes that both Sony and the new company can pay the debt obligations that will come due after the separation.

     (6) Newly Appointed Directors of the new company

        The newly appointed directors and corporate auditors of the company established by the separation are as follows:


        Directors: Katsumi Ihara, Kiyoshi Nishitani, Hidenosuke Kanai,
                   Shinichi Yamamura, Shunichi Suzuki, Masahiko Yamamoto, Eiichi Ichikawa

        Statutory Auditors: Ken Satou, Takayuki Morita


3. Summary of parties

   (1)  Trade name       Sony Corporation               Sony NEC Optiarc Inc.

                        (Separate Company)              (New Company)

   (2)  Field of         Manufacture and sale of        Development, design,
        business         electronic and electrical      production, Marketing
                         machines and equipment         and sales of Optical
                                                        Disc Drive product

   (3)  Date of          May 7, 1946                    April 3, 2006
        incorporation

   (4)  Location of      7-35, Kitashinagawa 6-chome,   11-1, Osakihigashi
        head office      Shinagawa-ku, Tokyo            1-chome, Shinagawa-ku,
                                                        Tokyo

   (5)  Representative   Ryoji Chubachi,                Shinichi Yamamura,
                         Representative Corporate       President,
                         Executive Officer              Representative Director

   (6)  Share capital    YEN621,725 million             YEN490 million

   (7)  Total number     1,000,303,713 shares           40,000 shares
        of shares issued
        and outstanding

   (8)  Shareholders'    YEN2,058,558 million           YEN3,880 million
        equity

   (9)  Total assets     YEN3,630,648 million           YEN4,740 million

   (10) Date of          March 31                       March 31
        settlement

   (11) Number of        16,230                         about 350
        employees

   (12) Major            Affiliated manufacturing and   Manufacturing and sales
        customers        sales companies inside and     companies inside and
                         outside Japan                  outside Japan

   (13) Major            1 Moxley and Company 14.7%      1 Sony Corporation 55%
        shareholders     2 The Chase Manhattan Bank,     2 NEC Corporation  45%
        and voting         N. A. London 4.4%
        rights ratios    3 Japan Trustee Services Bank,
                           Ltd. (Trust Account) 3.8%
                         4 The Master Trust Bank of
                           Japan, Ltd. (Trust Account)
                           2.9%
                         5 State Street Bank and Trust
                           Company 2.3%

   (14) Main banks       Sumitomo Mitsui Banking         -
                         Corporation, The Bank of
                         Tokyo-Mitsubishi UFJ, Ltd. and
                         others


(Note) The summary of Sony is as of September 30, 2005. The summary of Sony NEC Optiarc Inc. is what is expected to be the case on April 3, 2006, but Shareholders' equity and Total assets are based on the Balance Sheets concerning the operation separated as of September 30, 2005. They will be fixed after adjusting the amount changed until the day prior to the date of separation.

  (15) Business results for the three most recent years (unit: millions of yen)


                                         Sony Corporation  (Separate Company)

  Fiscal year ended on                    2003/3/31     2004/3/31     2005/3/31
  Net sales                               2,526,264     2,814,577     2,895,413
  Operating income (loss)                  (136,644)     (139,709)      (64,622)
  Ordinary income (loss)                    (29,525)      (68,758)       45,755
  Net income (loss)                          (4,868)      (98,530)       56,656
  Net income (loss) per share (yen)           (5.46)      (106.55)        60.81
  Dividends per share (yen)                      25            25            25
  Shareholders' equity per share (yen)     1,968.62      1,856.37      2,040.32

4. Description of the business to be separated

   (1) The operation of Optical Disc Drive Business

   (2) Assets and liabilities of the business to be separated (as of September 30, 2005)

                               (unit: millions of yen)
             Assets              Liabilities
              2,477                        0


5. Circumstances after separation

      (1) Trade name                  Sony Corporation

      (2) Field of business           Manufacture and sale of electronic and
                                      electrical machines and equipment

      (3) Location of head office     7-35, Kitashinagawa 6-chome,
                                      Shinagawa-ku, Tokyo

      (4) Representative              Ryoji Chubachi, Representative Corporate
                                      Executive Officer

      (5) Share capital               This separation will not effect the
                                      amount of Sony's share capital.

(6) Total assets                      This separation will not have a material
                                      effect on Sony's total assets.

(7) Date of settlement                March 31

(8) Effect on business results        This separation will not have a material
                                      effect on Sony's business results.
